UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Amendment No. 9)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CALLWAVE, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Stock

(Title of Class of Securities)

13126N

(CUSIP Number of Class of Securities)

Jeffrey M. Cavins

President and Chief Executive Officer

CallWave, Inc.

136 W. Canon Perdido Street, Ste. C

Santa Barbara, CA 93101

(805) 690-4100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael E. Pfau, Esq.

Reicker, Pfau, Pyle & McRoy LLP

1421 State Street, Ste. B

Santa Barbara, CA 93101

(805) 966-2440

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee
$ 12,176,183.00	$679.43

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $679.43

Form or Registration No.: SC TO-I

Filing Party: CallWave, Inc.

Date Filed: May 5, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

This Amendment No. 9 adds one additional exhibit to the Schedule TO filed by CallWave, Inc. (“CallWave”) on May 5, 2009, in accordance with Rule 13e-4(c)(1) and (c)(2) and Rule 13e-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The exhibit is the amended preliminary proxy statement filed by CallWave, Inc. pursuant to Regulation 14A of the Exchange Act. As described in more detail in the offer to purchase attached as Exhibit (a)(1) of the Schedule TO, if after the tender offer CallWave has more than 300 beneficial holders of common stock, the Company intends to call a special meeting of the stockholders to consider amendments to CallWave’s Amended and Restated Certificate of Incorporation to effect a reverse 1 – for – 5,000 stock split (such that stockholders owning less than 5,000 shares of common stock before the reverse stock split would have such shares cancelled and converted into the right to receive the cash consideration set forth in the proxy statement) followed immediately by a forward 5,000 – for – 1 stock split ( such that stockholders owning 5,000 or more shares of common stock before the reverse stock split would own the same number of shares of common stock after the forward stock split).

Item 12. Exhibits

Exhibit No.	Description

(a)(14)	Notice of Meeting and Preliminary Proxy Statement including all appendices attached thereto (incorporated herein by reference to CallWave’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on June 2, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2009	CALLWAVE, INC., a Delaware corporation

	By:	/s/ Jeffrey M. Cavins
Jeffrey M. Cavins Its President and Chief Executive Officer